

Mail Stop 7010   March 17, 2009

Pingji Lu
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

      Re: **China Housing & Land Development, Inc.**
           Amendment No. 5 to Registration Statement on Form S-1
           Filed February 25, 2009
           File No. 333-149746

Dear Mr. Lu:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 16

1. Please revise the selling shareholder table to show the number of shares each holder beneficially owns prior to the offering, the amount to be offered and (if one percent or more) the percentage of shares to be owned by the security holder after completion of the offering. Your current presentation shows the same number of shares being registered as owned after completion of the offering, suggesting that the selling shareholders are not offering and selling any of their shares. Please revise.

Executive Compensation, page 31

2. Please explain in more meaningful detail why you pay bonuses on both a monthly and annual basis, and how the monthly and annual bonuses are determined. We note, for example, your disclosure under "Compensation of Named Executives" on page 34 that Mr. Lu, has both monthly and annual personal performance targets, but that monthly bonus is not related to monthly personal performance targets. In this regard, you should discuss the purposes of the monthly personal performance targets and clarify what determines whether the monthly bonus is paid and the amount of the bonus.

3. Please elaborate on your policies for allocating between cash and non-cash compensation. We note that you have stated that the bonus has mostly been paid in cash, and that the Compensation Committee has discretion to award stock bonuses, but you do not explain what policies have lead you to pay most bonus awards in cash and not in stock.

4. Please clarify your supplemental response to prior comment 13 and your disclosure on page 39 where you state that the performance target for 2007 for the restrictive stock grant was "general in nature." Since you say that it was either already made available in or easily extracted from the company7's periodic financial reporting, please explain why you cannot disclose it here, or include such disclosure. Note that we are not requesting to you provide this information with respect to compensation that has not yet been earned or paid, but only with respect to compensation that has already been earned or paid.

<u>Legality opinion</u>

5. Counsel's opinion should reflect that he consents to being named in the prospectus, as well as having the opinion filed as an exhibit. Please revise accordingly.

* * * *

You may contact the undersigned at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Howard H. Jiang, Esq.
      Troutman Sanders LLP
      405 Lexington Avenue
      New York, NY 10174